 **Orlando J Gomez** is with **Brock Heasley** and **14 others**.
October 20 at 1:09 PM · 🌐

"Enjoy Sunday morning values with Saturday night entertainment."

Over the last few months I had the privilege of working with the genius, creative minds at Harmon Brothers (Squatty Potty, Poo-Pourri, Chatbooks, etc.) to produce a new pitch/investment video for The Shift Film. We previously raised over $700K in investment for the film and decided to do a "testing the waters" campaign to see what the demand for investment would be if we did another round of public offering.

With the help of this video and a bit of a social media ad spend, we currently have over $1.6M in pledges for additional investment!

I love that we were able to produce a Harmon Brothers caliber ad with their creative writing help. It's satirical, witty, and plainly makes the case for the need of a film like The Shift. And I may be bias, but I think the production quality is pretty freakin good! Our Stellar Lense Productions team knows its way around a camera!

Check out the ad:
https://youtu.be/DgYdQ5AjADM

Special thanks to CrossCity Fresno, Tower Theatre, and Renée Mason for the fantastic set locations!

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.